December 19, 2013

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

RE:      The Cato Corporation

            Form 10-K for the Fiscal Year Ended February 2, 2013

            Filed April 2, 2013

            File No. 001-31340

Dear Ms. Jenkins:

We submit this letter in response to your letter dated December 17, 2013, in which you requested information and clarification with respect to certain disclosures in the above-referenced filing.

For your convenience and reference, we repeat your comments below (using the same numbering in your letter) and our responses follow.

Form 10-K for the Fiscal Year Ended February 2, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2012 Compared to Fiscal 2011

1.      We note you discuss same store sales in your comparative analysis of retail sales. Please clarify whether your e-commerce sales are also included in the same stores metric. To the extent your e-commerce sales has had a material effect on the same store sales metric or represented any change in trend of this metric, provide us the amount of e-commerce sales for the periods presented and confirm to us that you will present this metric in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric.

The Cato Corporation (“Cato”) did not initiate e-commerce sales until November 25, 2013.  No e-commerce sales were made in the year ending February 2, 2013 and therefore had no impact on the periods presented.

8100 Denmark Road

P.O. Box 34216

Charlotte, North Carolina 28234

(704) 554-8510

In all future filings Cato will clarify whether e-commerce sales are included in the same stores metric. To the extent e-commerce sales has had a material effect on the same store sales metric or represented any change in trend of this metric, Cato will present this metric by either separately quantifying the e-commerce activity or providing transparent disclosure regarding the impact of e-commerce sales on this metric.

The Cato Corporation makes the following acknowledgments:

•         That it is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions, please contact me at (704) 551-7315.

Sincerely,

John R. Howe

Executive Vice President

Chief Financial Officer

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